UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)

                              TAT TECHNOLOGIES LTD.
                              ---------------------
                                (Name of Issuer)

                  Ordinary Shares, par value NIS 0.90 per share
                  ---------------------------------------------
                         (Title of Class of Securities)

                                   M8740S-22-7
                                   -----------
                                 (CUSIP Number)

                               Steven J. Glusband
                          Carter Ledyard & Milburn LLP
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 16, 2008
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box []

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M40184 10 9

1   NAME OF REPORTING PERSON: Isal Amlat Investments (1993) Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [X]
                                                                       (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: BK

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                          [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7     SOLE VOTING POWER:   4,392,832 Ordinary Shares *
SHARES
BENEFICIALLY      8     SHARED VOTING POWER: -0-
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER: 4,392,832 Ordinary Shares *
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER:  -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                     4,392,832 Ordinary Shares *

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 67.09% **

14  TYPE OF REPORTING PERSON:  CO

---------

* Isal Amlat Investments (1993) Ltd. ("Isal Investments") is the beneficial owner of 4,392,832 ordinary shares of TAT Technologies Ltd. (the "Issuer"). Isal Investments is the beneficial owner of 79.26% of the ordinary shares of TAT Industries Ltd. ("TAT Industries"), which shares are held by its wholly owned subsidiary, Isal Industries (1994) Ltd. ("Isal Industries"). TAT Industries directly holds 3,747,832 ordinary shares of the Issuer. In addition, Isal Investments is the beneficial owner of 645,000 ordinary shares of the Issuer held by Isal Industries.

**Based on 6,547,671 ordinary shares that the Issuer advised were issued and outstanding as of September 17, 2008.

CUSIP No. M40184 10 9

1   NAME OF REPORTING PERSON: Isal Amlat Industries (1994) Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [X]
                                                                       (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: BK

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                          [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7     SOLE VOTING POWER: 4,392,832 Ordinary Shares *
SHARES
BENEFICIALLY      8     SHARED VOTING POWER: -0-
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER: 4,392,832 Ordinary Shares *
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER:  -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                     4,392,832 Ordinary Shares *

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 67.09% **

14  TYPE OF REPORTING PERSON:  CO


------------------

* Isal Investments is the beneficial owner of 4,392,832 ordinary shares of TAT Technologies Ltd. (the "Issuer"). Isal Investments is the beneficial owner of 79.26% of the ordinary shares of TAT Industries Ltd. ("TAT Industries"), which shares are held by its wholly owned subsidiary, Isal Industries. TAT Industries directly holds 3,747,832 ordinary shares of the Issuer. In addition, Isal Investments is the beneficial owner of 645,000 ordinary shares of the Issuer held by Isal Industries.

**Based on 6,547,671 ordinary shares that the Issuer advised were issued and outstanding as of September 17, 2008.

CUSIP No. M40184 10 9

1   NAME OF REPORTING PERSON: TAT Industries Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                   (a)  [X]
                                                                        (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: BK

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                          [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7     SOLE VOTING POWER:   3,747,832Ordinary Shares*
SHARES
BENEFICIALLY      8     SHARED VOTING POWER: -0-
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER:  3,747,832Ordinary Shares*
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER:  -0-


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                     3,747,832 Ordinary Shares *

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  57.24% **

14  TYPE OF REPORTING PERSON:  CO

---------

* Isal Investments is the beneficial owner of 4,392,832 ordinary shares of TAT Technologies Ltd. (the "Issuer"). Isal Investments is the beneficial owner of 79.26% of the ordinary shares of TAT Industries Ltd. ("TAT Industries"), which shares are held by its wholly owned subsidiary, Isal Industries. TAT Industries directly holds 3,747,832ordinary shares of the Issuer. In addition, Isal Investments is the beneficial owner of 645,000 ordinary shares of the Issuer held by Isal Industries.

**Based on 6,547,671 ordinary shares that the Issuer advised were issued and outstanding as of September 17, 2008.

Item 1.  Security and Issuer.
         --------------------

         ITEM 1 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

         This Amendment No. 12 to the Statement on Schedule 13D/A dated June 15, 2004 is being filed to report the purchase by TAT Industries of an aggregate amount of 129,324 ordinary shares, NIS 0.90 par value, (the "Ordinary Shares") of TAT Technologies Ltd., (the "Issuer"), The address of the principal executive office of the Issuer is Re'em Industrial Park, Neta Boulevard, Bnei Ayish, Gedera 70750, Israel.

Item 2.  Identity and Background.
         ------------------------

         ITEM 2 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

         Isal Investments is a holding company incorporated under the laws of the State of Israel. The address of Isal Investments' principal executive offices is Medinat Hayehudim 85, Herzelya Pituach, 46140, Israel.

         Isal Industries, a wholly owned subsidiary of Isal Investments, is a holding company incorporated under the laws of the State of Israel. The address of Isal Industries' principal executive offices is Medinat Hayehudim 85, Herzelya Pituach, 46140, Israel.

         TAT Industries is a holding company incorporated under the law of the State of Israel, whose shares are traded on the Tel Aviv Stock Exchange. The address of TAT Industries' principal executive offices is Re'em Industrial Park, Neta Boulevard, Bnei Ayish 79485, Israel.

          During the last five years, none of Isal Investments, Isal Industries, TAT Industries or, any of the directors and executive officers of the respective corporations listed on Schedule 1 hereto, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it, he or she was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         ITEM 3 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

         The purchase price paid by TAT Industries for the acquisition of 129,324 Ordinary Shares of the Issuer on the Tel Aviv Stock Exchange and NASDAQ Stock Market pursuant to a stock purchase resolution announced in September 2008, as described in Item 4 below, was approximately $966,000 all of which amount was paid by TAT Industries from its working capital.

Item 4.  Purpose of Transaction.
         -----------------------

         ITEM 4 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

         In September 2008, the board of directors of TAT Industries, authorized TAT Industries to purchase up to NIS 10 million (approximately $2.8 million) of the Issuer's Ordinary Shares through December 2008. Accordingly from September 9, 2008 to September 17, 2008 TAT Industries has purchased 129,324 Ordinary Shares, constituting 1.98% of the Issuer's Ordinary Shares.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

         (a) Isal Investments, Isal Industries and TAT Industries are the beneficial owners of 3,747,832 Ordinary Shares of the Issuer held by TAT Industries, which constitute approximately 57.24% of the 6,547,671 Ordinary Shares that the Issuer advised were issued and outstanding as of September 17, 2008.

                   Isal Investments and Isal Industries are the beneficial owners of 645,000 Ordinary Shares of the Issuer held by them, which constitute approximately 9.85% of the 6,547,671 Ordinary Shares that the Issuer advised were issued and outstanding as of September 17, 2008.

         (b) Isal Investments, Isal Industries and TAT Industries have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 3,747,832 Ordinary Shares of the Issuer held by TAT Industries.

                  Isal Investments and Isal Industries have shared power to vote or direct the vote and the sole power to dispose or direct the disposition of the 645,000 Ordinary Shares of the Issuer held by it.

         (c) The following table sets forth all the transactions in the Ordinary Shares of the Issuer effected by TAT Industries during the past sixty days. All such transactions were open market purchases effected on the Tel Aviv Stock Exchange and the NASDAQ Stock Market.


      Date of Purchase by          Number of Shares of
         TAT Industries          Class A Stock Purchased        Price Per Share
         --------------          -----------------------        ---------------
          09.09.2008                     40,000                      $7.51
          09.10.2008                     13,882                      $7.40
          09.11.2008                      5,059                      $7.23
          09.14.2008                      3,683                      $7.43
          09.16.2008                     24,700                      $7.30
          09.17.2008                     42,000                      $7.59

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
         -----------------------------------

              Isal Investments is a party to a an agreement and an amendment to such agreement with TA- Top dated November 14, 2007 and July 17, 2008 respectively.

Items 7. Material to be Filed as Exhibits.
         ---------------------------------

         Exhibit 1 Agreement between Isal Investments (1993) Ltd. and Ta-Top Limited Partnership dated November 14, 2007 *

         Exhibit 2 Amendment to Agreement between Isal Investments (1993) Ltd. Ta-Top Limited Partnership dated July 17, 2008 *

         -------------------

         * previously filed

                                   SIGNATURES



         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 12 to the Statement is true, complete and correct.


Date: September 17, 2008


                                            Isal Amlat Investments (1993) Ltd.

                                            By: /S/ Eran Saar
                                                -------------
                                            Name: Eran Saar
                                            Title:  Chief Executive Officer


                                            Isal Amlat Industries (1994) Ltd.

                                            By: /S/ Eran Saar
                                                -------------
                                            Name: Eran Saar
                                            Title:  Director

                                            TAT Industries Ltd.

                                            By: /S/ Yaron Shalem
                                                ----------------
                                            Name: Yaron Shalem
                                            Title: Chief Financial Officer

                                                                      Schedule 1

                         List of Officers and Directors

Isal Amlat Investments (1993) Ltd.

Name                                Position
----                                --------
Giora Inbar                         Chairman of the Board of Director
Amos Sapir                          Director
Jaime Shulman                       Outside Director
Alexander Patishi                   Outside Director
Daniella Yaorn Zolelr               Director
Eran Saar                           Chief Executive Officer
Eitan Finkelstein                   Chief Executive Officer Maof Non-Ferrous
                                      Metals Ltd. and Finkelstein Metals Ltd.
Shmuel Fledel                       Chief Executive Officer TAT Industries Ltd.
                                      and TAT Technologies Ltd.

Isal Amlat Industries (1994) Ltd.

Name                                Position
----                                --------
Eran Saar                           Director


TAT Industries Ltd.

Name                                Position
----                                --------
Giora Inbar                         Chairman of the Board of Director
Shmuel Fledel                       Chief Executive Officer
Yaron Shalem                        Chief Financial Officer
Itamar Shani                        Outside Director
Yeshaayahu Perl                     Outside Director
Eran Saar                           Director
Daniella Yaorn Zolelr               Director
Avraham Ortal                       Director
Shaul Menachem                      President and Chief Executive Officer of
                                      Limco-Piedmont Inc.